December 27, 2012

Via EDGAR
Tia L. Jenkins United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Nu Skin Enterprises, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 28, 2012 File No. 001-12421
Dear Ms. Jenkins:
We hereby submit the following responses of Nu Skin Enterprises, Inc. (the "Company") to the staff's (the "Staff's") comment letter of December 12, 2012 (the "Comment Letter") regarding the Company's annual report on Form 10-K for fiscal year ended December 31, 2011 (the "2011 10-K"). For ease of reference, we have included in bold each of the comments from the Comment Letter followed by the Company's response to such comment.
Form 10-K for Fiscal Year Ended December 31, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48
Liquidity and Capital Resources, page 62
Comment No. 1:	We note your disclosure that approximately 88% of 2011 revenues came from markets outside the United States. Considering the significance of your foreign operations, please provide us draft disclosure to be included in future filings that addresses the following:
•	The amount of foreign cash and cash equivalents at each balance sheet date;
•
The amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including the US Dollar. Please explain the implications of any such restrictions on your liquidity; and

Tia L. Jenkins
December 27, 2012

•	A description of how you satisfy the cash needs of your domestic operations and your plans for undistributed earnings of foreign subsidiaries.
Response No. 1:	We note that each of the Company's quarterly reports on Form 10-Q for periods ending in 2012 have included additional disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations, under Liquidity and Capital Resources, quantifying the Company's global and US-based cash balances. In response to the Staff's request, the Company's future periodic filings will include the additional disclosure below, with appropriate amendments and updates. In this additional disclosure the Company states that "Substantially all of our non-U.S. cash and cash equivalents are readily convertible into U.S. dollars or other currencies." We note supplementally that as of December 31, 2010 and 2011, the only cash and cash equivalents not readily convertible into U.S. dollars or other currencies was cash held in Venezuela representing approximately 0.8 percent and 1.6 percent, respectively, of our total cash and cash equivalents.
"As of December 31, 2011 and 2012, we held $230.3 million and $_____ million, respectively, in cash and cash equivalents, including $151.0 million and $_____ million, respectively, held in our operations outside of the U.S. Substantially all of our non-U.S. cash and cash equivalents are readily convertible into U.S. dollars or other currencies. We typically fund the cash requirements of our operations in the U.S. through intercompany charges for products, license fees and corporate services. We currently plan to repatriate undistributed earnings from our foreign operations as necessary, considering the cash needs of our foreign operations and the cash needs of our U.S. operations for dividends, stock repurchases, capital investments, debt repayment and strategic transactions. In all but one jurisdiction, the Company has not designated its investments as permanently reinvested, but rather has these funds available for the Company's operations in the U.S. as needed. Any repatriation of non-U.S. earnings requires payment of U.S. taxes in accordance with applicable U.S. tax rules and regulations. Accordingly, we have accrued the necessary U.S. taxes related to the funds that are not permanently reinvested."

Tia L. Jenkins
December 27, 2012

Item 8. Financial Statements and Supplementary Data, page 70
Notes to Consolidated Financial Statements, page 75
Note 2. Summary of Significant Accounting Policies, page 75
Revenue Recognition, page 76
Comment No. 2:	You discuss on page 49 that you continue to promote your product subscriptions and loyalty programs that provide incentives for customer to commit to buying a specified amount on a monthly basis. You further state that 56% of your revenues were derived from subscription orders. Please provide draft disclosure to be included in future filings that address the following:
•	The nature and terms of your subscription and loyalty programs, including your return policy, payment terms and cancellation policy;
•	The nature of the incentive involved in these programs and whether or not the products are sold at a deeper discount than the wholesale price provided to your distributors;
•	The amount of returns you receive under these programs; and
•	The method of accounting for the revenue recognized and costs associated with these programs and reference to the authoritative guidance that supports your accounting treatment.
Response No. 2:	In response to the Staff's request, the Company's future periodic filings will include the additional disclosure below, with appropriate amendments and updates. We note that on page 52 of the Company's 2011 10-K the Company disclosed the terms of its return policies and that "product returns have historically been less than 5% of annual revenue," which includes the return of products purchased under the Company's product subscription and loyalty programs. We believe the return rate for the Company's product subscription and loyalty programs is not materially different from the Company's return rate for products purchased outside these programs.

Tia L. Jenkins
December 27, 2012

With regard to discounts offered through our loyalty programs, we do not believe that these discounts are significant and incremental, such that they would require the revenue to be recorded under a multiple element model. Additionally these programs do not result in any additional costs to the Company that would impact our revenue recognition model described below.
"Through the Company's product subscription and loyalty programs, which can vary from market to market, participants who commit to purchase on a monthly basis receive a discount from suggested retail or wholesale prices, as applicable. The Company applies this discount at the time of each purchase and not through a larger discount on the initial purchase. Participants may cancel their commitment at any time, however some geographies charge a one-time early cancellation fee. All purchases under these programs are subject to the Company's standard product payment and return policies. In accordance with ASC 605-50, we classify selling discounts and rebates, as a reduction of revenue at the time the sale is recorded."
Note 19. Segment Information, page 97
Comment No. 3:	We note you disclose that you operate in a single operating segment and you state that you do not use profitability reports on a regional or divisional basis for making business decisions. Although you do not use these reports, you make reference on page 50 in Management's Discussion and Analysis that your margins vary from product to product and "are higher in some markets such as Japan." Please explain why margins are higher in Japan and whether knowledge of this information influences or results in allocations of resources. We further note your business model in China results in a different distribution model of retail stores and that China requires that the company manufacture the bulk of the products distributed in China. You disclose on page 50 that "gross profit may fluctuate as a result of changes in the ratio of self-manufactured products and products sourced from third party suppliers." Please tell us how you considered the above items when identifying your operating and reporting segments in accordance with ASC 280-10-50. Please also provide us with a courtesy copy of the financial package used by the chief operating decision maker to assess performance and allocate resources to support the assertions in your response.

Tia L. Jenkins
December 27, 2012

Response No. 3:	With respect to the reference the Staff noted on page 50 in Management's Discussion and Analysis, management intended to illustrate that changes in geographic revenue mix may have an impact on the Company's overall gross margins. We specifically highlighted Japan in this disclosure because Japan is our largest market and the significant strengthening of the Japanese yen over the last few years has positively impacted margins on a consolidated basis. We note that the references were to gross margins on a consolidated basis, and not on a local-geography basis. We further note that gross margins on a local-geography basis are driven primarily by transfer pricing between the Company's corporate and local subsidiaries, and product development, procurement and related costs are managed at the consolidated level at the Company's corporate headquarters. As a result, the Company's Chief Operating Decision Maker ("CODM") only uses gross margins on a consolidated basis and does not use gross margin or other profitability information for Japan to assess performance or to make resource allocation decisions.
When identifying the Company's operating and reporting segments, we note that our analysis regarding China included the following factors. First, the Company's revenue in China is generated from sales of substantially the same portfolio of products sold in the Company's other markets, which is controlled by the Company's corporate headquarters. Second, the Company's manufacturing operations in China report directly back to the Company's corporate headquarters and not the Company's local management team. Third, although the Company utilizes retail locations and a different sales compensation model in China, the Company relies on an employed sales force and contractual sales promoters in China to market and sell products and attract customers, supported by only a minimal amount of traditional advertising and promotional efforts. As a result, the Company's CODM only uses gross margins on a consolidated basis and does not use gross margin or other profitability information for China to assess performance or to make resource allocation decisions.
In response to the Staff's request, we are providing a courtesy copy of the financial package used by the CODM to assess performance and allocate resources (the "CODM Materials"). To provide context for the CODM Materials, we note that the Company's CODM, is its Chief Executive Officer. In the Company's reporting structure the corporate CFO reports directly to the CODM with regional finance managers reporting to the corporate controller and regional management. The regional finance managers and presidents do not report directly to the CODM. Each of the CODM's direct reports is responsible for a specific function (e.g. sales, HR, business development, legal, finance), on a consolidated basis, across all geographies, and no individual with dedicated geographic responsibility reports directly to the CODM.

Tia L. Jenkins
December 27, 2012

The CODM uses daily sales reports that show month-to-date sales of the Company on a consolidated and geographic basis, and do not include any measures of profitability. On a monthly and quarterly basis, the CODM uses a reporting package that contains information about the Company's operating performance only on a consolidated basis. While the reporting package contains disaggregated revenue information from international operations, the reporting package does not contain, and the CODM does not use, measures of regional or market profit or loss. As a result, the CODM does not use discrete financial information to assess the performance or to make resource allocation decisions regarding individual geographies. Accordingly, the Company has determined that it has one operating segment under ASC 280-10-50.
The CODM Materials are provided separately, as supplemental submissions pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (and Rule 418(b) under the Securities Act of 1933, as amended, to the extent applicable). In accordance with Rule 12b-4 and Rule 418(b), we request that the CODM Materials be returned following completion of your review and request confidential treatment of those CODM Materials pursuant to Rule 83 of the Commission's Rules of Practice. To the extent the Staff has any comments regarding the CODM Materials, please provide such comments on a supplemental basis.
Acknowledgment
As requested by the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
      We believe that these responses address the comments raised by the Staff. If you have any questions, please contact the undersigned at (801) 345-6013.

Sincerely,
/s/ Ritch N. Wood
Ritch N. Wood
Chief Financial Officer
Nu Skin Enterprises, Inc.
cc:            David Marx, Esq.